December 28, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Attention: Cara Wirth

100 F St NE

Washington, DC 20549

Re:   Water on Demand, Inc.

Offering Statement on Form 1-A

Filed November 16, 2022

File No. 024-12060

Dear Ms. Wirth:

This letter is being filed in connection with an amendment to the Offering Statement on Form 1-A on behalf of Water on Demand, Inc. (the “Company”).  The amendment adds a disclosure that the placement agent has received a non-accountable expense allowance of $20,000.  This disclosure was in response to a request by FINRA in connection with the filing of Form 5110 on behalf of the Company.  No other changes were made to the Offering Statement.

Please contact me with any questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.